FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 27, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

WIMM-BILL-DANN APPOINTS CHIEF EXECUTIVE OFFICER

Moscow, Russia – April 4, 2006 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the appointment of Tony Maher as Chief Executive Officer (CEO). Mr Maher has almost 30 years of experience in the international food and beverage sector, working for the Coca-Cola system.

He most recently served as Region Managing Director and Executive Committee Member of Coca-Cola Hellenic Bottling Company (CCHBC) as well as Chairman of the Board of Directors of Multon.

Commenting on the appointment, David Iakobachvili, Chairman of the Board of Directors, and Sergei Plastinin, current CEO, said in a joint statement: “We are very pleased to announce the appointment of Tony Maher as Chief Executive Officer.Tony is known in the market as a top professional, a capable strategist and a thorough hands-on manager. His 30 year track record within the Coca-Cola system was truly impressive, consistently delivering profitable growth as well as overseeing a significant number of acquisitions, including the purchase of the entire Coca-Cola franchise for Russa, and more recently, the Multon juice company. Mr Maher has demonstrated his talent for running a range of beverage and food businesses across a number of European markets, while relentlessly removing non value-added costs. We look forward to working with him to further build on the growth and expansion of the Wimm-Bill-Dann’s food business.”

“I am thrilled at this new and challenging step in my career,” – Tony Maher said. “I have been working in the Russian market for more than a decade, witnessing Wimm-Bill-Dann growing from a small local manufacturer into a NYSE listed food conglomerate with strong brands and significant assets. I am looking forward to deploying at Wimm-Bill-Dann my extensive knowledge of running similar businesses, and working to enhance the company’s brands, sales and distribution systems and the overall effectiveness. I see exciting prospects for growth across all of Wimm-Bill-Dann’s businesses: dairy, juice, baby food and water. I am also looking forward to working with Wimm-Bill-Dann’s senior management and over 17,000 employees to continue the growth of this great company.”

“I have known Tony reasonably well for quite some time now,” – Sergei Plastinin said. “We have been talking for almost a year, discussing our vision of the company today and in the future. I am confident that Tony is exactly the right person for the next stage of Wimm-Bill-Dann’s development and that his arrival here is positive news for the company and its shareholders.”

Mr Iakobachvili added: “This transition takes place at an opportune time for the company. After strong results in 2005, new operational management will help us win further efficiency gains in 2006 and beyond. I believe Sergei Plastinin and his team have done a good job, particularly in turning around profitability growth over the last year, following the company’s rapid geographic expansion. I look forward to continuing to work closely with Sergei on the Board of Directors and benefitting from his experience and insight.”

Mr Maher was born in Ireland and has worked in a variety of senior roles in Western, Central and Eastern European markets within the Coca-Cola system. He served as Region Managing Director for CCHBC, a company listed on the New York and Athens Stock Exchanges, where he was responsible for a region covering approximately half of the company’s business. CCHBC has a product portfolio of soft drinks, water, juice, ice tea, energy and sports drinks, including both its own brands and those of Coca-Cola Company.

- ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 105 5205

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy products and beverages in Russia. The company was founded in 1992.

The Company currently owns 30 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,000 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: April 27, 2006